# VOLKSWAGEN AG



# INTERIM REPORT
## JANUARY–SEPTEMBER 2003


WOB DJ 338

# Key Figures and Facts

**VOLUME DATA OF THE VOLKSWAGEN GROUP[1]**

| | 3rd quarter | | | 1st - 3rd quarter | | |
|---|---|---|---|---|---|---|
| '000 units[2] | 2003 | 2002 | % | 2003 | 2002 | % |
| Deliveries to customers | 1,238 | 1,243 | - 0.4 | 3,710 | 3,756 | - 1.2 |
| of which: in Germany | 242 | 228 | + 6.4 | 709 | 706 | + 0.4 |
| abroad | 996 | 1,016 | - 1.9 | 3,001 | 3,050 | - 1.6 |
| Unit sales | 1,191 | 1,236 | - 3.6 | 3,705 | 3,731 | - 0.7 |
| of which: in Germany | 213 | 222 | - 3.8 | 685 | 684 | + 0.1 |
| abroad | 977 | 1,014 | - 3.6 | 3,020 | 3,047 | - 0.9 |
| Production | 1,170 | 1,227 | - 4.7 | 3,742 | 3,778 | - 1.0 |
| of which: in Germany | 415 | 424 | - 2.2 | 1,282 | 1,340 | - 4.3 |
| abroad | 756 | 804 | - 6.0 | 2,460 | 2,438 | + 0.9 |
| Employees ('000 on 30.09.2003/31.12.2002) | | | | 332.8 | 324.9 | + 2.4 |
| of which: in Germany | | | | 172.0 | 167.0 | + 3.0 |
| abroad | | | | 160.8 | 157.9 | + 1.9 |

**FINANCIAL DATA ACCORDING TO IAS**

| | 3rd quarter | | | 1st - 3rd quarter | | |
|---|---|---|---|---|---|---|
| million € | 2003 | 2002 | % | 2003 | 2002 | % |
| Sales revenue | 21,281 | 21,209 | + 0.3 | 64,112 | 65,269 | - 1.8 |
| Operating profit | 510 | 1,182 | - 56.9 | 1,730 | 3,714 | - 53.4 |
| as % of sales revenue | 2.4 | 5.6 | | 2.7 | 5.7 | |
| Profit before tax | 368 | 711 | - 48.3 | 1,378 | 2,974 | - 53.7 |
| as % of sales revenue | 1.7 | 3.4 | | 2.1 | 4.6 | |
| Profit after tax | 217 | 439 | - 50.6 | 813 | 1,842 | - 55.9 |
| | | | | | | |
| Earnings per ordinary share[3] | | | | | | |
| undiluted in € | 0.55 | 1.14 | - 51.8 | 2.08 | 4.78 | - 56.5 |
| diluted in € | 0.55 | 1.14 | - 51.8 | 2.08 | 4.77 | - 56.4 |
| | | | | | | |
| Cash flows from operating activities | 2,781 | 2,446 | + 13.7 | 7,000 | 8,351 | - 16.2 |
| Cash flows from investing activities | 3,781 | 3,505 | + 7.9 | 11,060 | 11,206 | - 1.3 |
| | | | | | | |
| Automotive Division | | | | | | |
| Cash flows from operating activities | 2,369 | 2,058 | + 15.0 | 5,243 | 6,748 | - 22.3 |
| Cash flows from investing activities | 2,378 | 2,133 | + 11.4 | 6,315 | 6,130 | + 3.0 |
| of which: Investments in tangible and other intangible assets | 1,738 | 1,536 | + 13.2 | 4,617 | 4,339 | + 6.4 |
| Development costs (capitalized)[4] | 693 | 620 | + 11.8 | 1,655 | 1,655 | - 0.1 |

[1] Volume data includes the not fully consolidated vehicle-producing investments Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd.
[2] Each individual figure is rounded, so that minor discrepancies may arise from the addition of these amounts.
[3] For details of calculation see table on page 9.
[4] See table on page 11.

- Operating profit in the third quarter 2003 better than in the previous two quarters, before restructuring measures in Brazil
- Due to unfavourable market conditions, strong Euro and model start-ups combined with the negative impact from Brazil, profit before tax of 1,378 million € in the first nine months was 53.7 % below previous year
- Significant increase in unit sales in China
- Financial Services continuing strong profit growth
- Volkswagen sets off innovative product firework at the IAA
- The new Golf becomes the benchmark in the Golf segment and is warmly received by the market

**SHARE PRICE DEVELOPMENT.**
**SEPTEMBER 2002 TO SEPTEMBER 2003** (INDEX: AS AT SEPTEMBER 30, 2002 = 100)


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# ECONOMY

# DELIVERIES

# UNIT SALES, PRODUCTION, EMPLOYEES

## ECONOMIC TREND

After a weak first half of 2003, the prospects for a sustained recovery in the global economy have improved slightly in recent months. In the USA, production was boosted by major expansive economic policy initiatives introduced in the second quarter. However, the limited decline in unemployment has meant the impact on consumer demand has remained weak.

After the severe economic crisis suffered by Argentina in recent years, the first signs of recovery since the end of 2002 have developed further. The main drivers of growth were exports and an improvement in consumer confidence. The economic trend in Brazil was recessionary.

In Japan, export demand and, in particular, private sector investment in capital goods led to higher than expected growth. The strong economic growth in most of the emerging countries in East Asia was sustained. China's continued dynamic growth made it the major economic driving force in Asia.

In contrast, Western Europe has seen only a slight upward growth trend year to date. Negative factors impacting on economic development included the continuing weakness of domestic demand, and the decline in export opportunities owing to the strength of the Euro. Growth in the economies of Central and Eastern Europe was sustained. In Germany, following the minor recession in the first half of the year, the end of the reporting period saw signs of a gradual economic recovery. However, the still sluggish labour market and general market uncertainty continued to hamper demand for consumer and capital goods.

## DELIVERIES TO CUSTOMERS

From January to September 2003 worldwide deliveries of Group vehicles fell slightly against the prior year period by 1.2 % to 3,709,762 units. There was, however, a slight improvement towards the end of the third quarter of 2003. The Company's share of total new car registrations worldwide was 11.8 (11.9) %.

In Europe/Rest of the World the Volkswagen Group sales were generally still weak at a total of 2,360,774 vehicles (- 3.5 %). German passenger car market volume was around the previous year's level (- 0.3 %). In this market, Volkswagen delivered 0.4 % more vehicles in the reporting period, strengthening its leading market position with a 30.3 (29.7) % share. Likewise in the Western Europe market including Germany, which declined by 1.5 % overall, the Group remained the market leader, with an 18.0 (18.3) % share. Deliveries of the Golf fell slightly as it reached the end of its model cycle, while sales of the new Touran, New Beetle Cabriolet, Touareg, Audi A3 and Audi A8 models rose steadily. Substantial sales increases in European markets were also achieved by the Audi Cabriolet, SEAT Ibiza and Fabia Combi models. In the still growing passenger car market in Central and Eastern Europe the Volkswagen Group sold 2.9 % more vehicles than in the previous year.

Sales of Group models in North America in the first nine months of 2003 were 6.3 % down on the prior year period, at 471,554 units. The main reason for this was the continued decline in the US passenger car market, which fell by 6.2 %. Volkswagen's unit sales in that market fell by 9.9 % under the impact of massive discounting by other vehicle manufacturers. Continuing the existing policy, the Group was restrained in offering sales incentive schemes, and instead successfully extended its product range with the launch of the Touareg. In Canada, deliveries of Volkswagen and Audi models fell by 6.4 % against the previous year. The market share was 5.0 (5.1) %. In contrast, in the Mexican passenger car market, which was down 4.5 % overall, the Group increased its sales by 2.5 %, boosted primarily by sales of Volkswagen models. The Group's market share rose by 1.9 percentage points to 26.7 %.

In the difficult economic conditions in South America, sales of the Volkswagen Group in the first nine months totalled 264,810 vehicles, 16.0 % down on the previous year. In the still weak Brazilian automobile market deliveries of Group vehicles fell by 19.9 % against the previous year. The market share was 23.6 (26.7) %. In contrast,

**DELIVERIES TO CUSTOMERS[1]**

| | 3rd quarter | | | 1st - 3rd quarter | | |
|---|---|---|---|---|---|---|
| **'000 units[2]** | **2003** | **2002** | **%** | **2003** | **2002** | **%** |
| Volkswagen brand group | 870 | 884 | - 1.6 | 2,588 | 2,634 | - 1.7 |
| Audi brand group | 305 | 291 | + 4.8 | 931 | 913 | + 1.9 |
| Commercial Vehicles | 62 | 68 | - 7.8 | 191 | 209 | - 8.6 |
| **Volkswagen Group** | **1,238** | **1,243** | **- 0.4** | **3,710** | **3,756** | **- 1.2** |
| Europe/Rest of the World | 771 | 770 | + 0.2 | 2,361 | 2,445 | - 3.5 |
| North America | 165 | 173 | - 4.4 | 472 | 503 | - 6.3 |
| South America/South Africa | 110 | 118 | - 6.9 | 307 | 358 | - 14.1 |
| Asia-Pacific | 192 | 182 | + 5.2 | 570 | 450 | + 26.8 |

[1] 2002 deliveries to customers have been updated on the basis of statistical extrapolations.
[2] Each individual figure is rounded, so that minor discrepancies may arise from the addition of these amounts.

Group sales in Argentina were up 83.9 % on the previous year, which had been marked by the severe economic crisis. In South Africa, where market volumes were slightly higher overall, deliveries of Group models remained around the previous year's level (- 0.1 %). The 42,585 passenger cars and commercial vehicles sold represented an unchanged share of the passenger car market of 21.8 % for the Group.

From January to September 2003 the Volkswagen Group again substantially increased its sales in Asia-Pacific, achieving a 26.8 % rise to 570,039 units. The major factor in this increase was the fast-growing Chinese passenger car market, in which sales of Group models rose by 32.9 % to a total of 490,279 units. With a market share of 30.6 (39.1) %, Volkswagen continued to lead the competition. In the declining import market in Japan (- 7.4 %), deliveries of Volkswagen and Audi models in the reporting period were 5.2 % down against the previous year's figure.

#### WORLDWIDE DEVELOPMENT OF INVENTORIES

Inventories held by our Group companies and by the dealership organization worldwide again remained virtually unchanged in the third quarter of 2003, and so overall continued to be at an optimum level to supply our customers.

#### UNIT SALES, PRODUCTION AND WORKFORCE

From January to September 2003 unit sales of the Volkswagen Group to its dealership organization fell slightly versus the prior year period by 0.7 % to a total of 3,704,663, of which 18.5 (18.3) % were sold in Germany. The Chinese joint ventures Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd. increased their unit sales to 519,478 (330,339).

Worldwide production was adjusted in line with market conditions within the Company's flexible production framework. Production volumes fell slightly versus the prior year period by 1.0 % to 3,741,828 units. The portion of total production originating in Germany declined to 34.3 (35.5) %. The total production figure includes 28,335 Ford Galaxy units (- 16.9 %), which are also included in unit sales but not in deliveries to customers. Our joint venture companies in China responded to the strong growth in that market with a substantial increase in production to 523,573 (328,825) units.

At September 30, 2003 the Group employed a total of 332,830 people (+ 2.4 %). The increase versus December 31, 2002 resulted primarily from a higher level of production by Shanghai-Volkswagen Automotive Company Ltd. and of the Touran, based on the introduction of the 5000 x 5000 collective pay scheme. The Group employed 172,010 people in Germany, representing an unchanged 51.7 % of the total workforce.

#### VOLKSWAGEN GROUP PRESENTS THE FUTURE OF MOTORING AT THE IAA

At the IAA international motor show in Frankfurt in September 2003 the Volkswagen Group presented numerous new models and variants in almost all classes. The VW Passenger Cars brand attracted particular attention with the world premiere of the new Golf. Timed to coincide with its market launch on October 17, 2003, the fifth-generation Golf was on show in numerous equipment and engine variants. Around 1,200 journalists had already had the opportunity to test the new model in Wolfsburg, and some 8,000 dealers and distributor staff, as well as the analyst community, had been invited to take test drives around the Wörthersee lake in Austria. A further highlight at the IAA was the "Concept R" roadster study. The 195 kW/265 bhp mid-engined car showcases the future design lines of the VW Passenger Cars brand.

The Audi brand, too, presented a potential vision of the future of motoring at the Frankfurt

show. The "Audi le Mans quattro", "Audi Nuvolari quattro" and "Audi Pikes Peak quattro" concept studies impressed with their exclusive appearence and progressive design.

Extrovert sportiness embodied in unconventional design was demonstrated by the SEAT brand with its "Altea" prototype.

The Škoda brand presented its "Roomster" study – a concept for an attractive family compact featuring intelligent detailing.

#### SHUTTLE VEHICLES POWERED BY SUNFUEL®

A total of 19 Volkswagen Multivan T5 were in operation at the IAA in Frankfurt as shuttle vehicles, powered by the new fuel produced from biomass. SunFuel®, an entirely sulphur- and aroma-free fuel, is $CO_2$ -neutral, and as such represents a major advance in Volkswagen's fuel strategy. Many diesel vehicles meeting the Euro 3 European emissions standard are already capable of meeting the requirements of the Euro 4 standard using SunFuel® – with no technical modification needed.

#### A NEW CLAIM FOR THE VOLKSWAGEN BRAND

With the motto "Aus Liebe zum Automobil" VW Passenger Cars will in future be setting forth a new claim for the brand. The motto communicates the specific characteristics of the brand, in particular: innovation and substance, appeal and customer-orientation. The brand also embodies trust and zest for life.

#### ENGINE COOPERATION BETWEEN VOLKSWAGEN AND DAIMLERCHRYSLER

In September 2003 Volkswagen AG and DaimlerChrysler AG signed a cooperation agreement relating to the supply of 2.0-litre four-valve diesel engines. The annual volume involved is 120,000 units. The first deliveries for Chrysler brand vehicles and for models of the DaimlerChrysler alliance partner Mitsubishi Motors are scheduled for 2005. The cooperation agreement runs until 2013.

#### CORPORATE VALUES AND PRINCIPLES

Under the motto "Moving along together – One Group. One Team. One Goal", in September 2003 the Volkswagen Group set out its corporate values and principles. They were drawn up by some 200 of the Group's top managers in independent working parties. The values and principles focus on the interests of customers. By consistently aligning internal standards to the needs, expectations and wishes of customers, the interests of employees, shareholders and other stakeholders can also be met. Other key elements of the Group-wide initiative include enhancing the corporate value of the company by encouraging maximum performance from each individual, the continuous development of new ideas and concepts, respect for the work of each employee, and taking personal responsibility for day-to-day actions and their long-term impact.

#### SALES REVENUE OF THE VOLKSWAGEN GROUP

In the first nine months of 2003 the sales revenue of the Volkswagen Group fell slightly against the prior year period by 1.8 % to 64,112 million €. Sales revenue was mainly depressed by the negative effects of exchange rate movements in addition to the significant decline in unit sales (excluding the Chinese joint ventures). The substantial rise in unit sales in the Chinese market was only reflected in the sales revenue of the Group in the form of increased deliveries of vehicle components - primarily from Volkswagen AG and AUDI AG - to the at-equity consolidated joint venture companies in China. Group sales revenue was boosted by the increasing proportion of higher-value vehicles in the total unit sales figure, the sustained effects of price adjustments and the strong growth achieved once again in the financial services business. The sales revenue of the Financial Services Division was up 11.8 % on the previous year at 7,764 million €. Of the total Volkswagen Group sales revenue, 44,792 million € (69.9 %) was generated outside Germany.

#### EARNINGS DEVELOPMENT

For the first nine months of 2003 the gross profit of the Automotive Division totalled 7,545 million €, down 23.7 % against the prior year. In addition to the slight fall in sales revenue resulting from declining volumes and unfavourable exchange rates, the gross profit was especially impacted by increased costs of new model start-ups. The impact of the strike in the East German states in second quarter 2003 and the restructuring charge in the third quarter for the business in Brazil also depressed earnings. In contrast, the positive trend in the Financial Services Division was sustained. The gross profit in Financial Services at Group level was 956 million €, 1.7 % up on the previous year. Reflecting the Volkswagen Group's strategy of maintaining the value of its products, distribution costs of 5,434 million € for the period January to September 2003 were kept virtually at the prior year level (+ 0.9 %). Marketing expenditure was again below competitors' levels. Administrative expenses in the reporting period were 5.0 % up on the previous year at 1,676 million €. This trend resulted primarily from first-time consolidation of Group companies in the period. The Volkswagen Group improved its "Other operating result" to 339 million € (previous year: - 133 million €), mainly due to higher income from currency hedging transactions and from other trade receivables. Excluding the restructuring measures in Brazil, the operating profit at the end of the first nine months of the year was 1,850 million € (- 50.2 %). Including

the 120 million € of allocated provisions, the operating profit was 1,730 million € (- 53.4 %). In contrast, the financial result of - 352 million € improved by 52.4 % against the previous year. Factors here included an improved result from investments in the joint ventures consolidated at equity in the Group's financial statements and, in particular, the fair-value valuation of German securities.

Consequently, in the period January to September 2003 the Volkswagen Group achieved a profit before tax of 1,378 million € (previous year: 2,974 million €). The moratorium on the offsetting of corporation tax credits contained in the recent Tax Relief Reduction Act passed in Germany is already reflected pro rata in the increased tax rate relative to the previous year. Thus, profit after tax fell to 813 million € (previous year: 1,842 million €).

## EARNINGS PER SHARE

Undiluted earnings per share were calculated by dividing the earnings attributable to the shareholders of Volkswagen AG by the weighted average number of ordinary and preferred shares in issue during the financial year. Dilution of the earnings per share results from so-called potential shares. These include option rights, though such rights only dilute earnings if they result in the issue of shares at a price below the average market price of the share. The number of diluted shares in the period January to September 2002 resulted from the conversion rights relating to the second tranche of the share option plan, whereas in the period from January to September 2003 no dilution occurred because the average price had fallen below the option price.

### EARNINGS PER SHARE

| | | 3rd quarter | | 1st – 3rd quarter | |
|---|---|---|---|---|---|
| | | 2003 | 2002 | 2003 | 2002 |
| Weighted average number of outstanding shares in million | | | | | |
| undiluted: | ordinary shares | 278.6 | 278.2 | 278.6 | 277.9 |
| | preferred shares | 105.2 | 105.2 | 105.2 | 105.2 |
| diluted: | ordinary shares | 278.6 | 278.2 | 278.6 | 278.7 |
| | preferred shares | 105.2 | 105.2 | 105.2 | 105.2 |
| Profit in million € | | | | | |
| Profit after tax | | 217 | 439 | 813 | 1,842 |
| Minority interests | | 4 | 2 | 8 | 4 |
| Net profit attributable to shareholders of Volkswagen AG | | 213 | 437 | 805 | 1,838 |
| Earninings per share in € | | | | | |
| undiluted: | ordinary share | 0.55 | 1.14 | 2.08 | 4.78 |
| | preferred share | 0.55 | 1.14 | 2.14 | 4.84 |
| diluted: | ordinary share | 0.55 | 1.14 | 2.08 | 4.77 |
| | preferred share | 0.55 | 1.14 | 2.14 | 4.83 |

**PROFIT BEFORE TAX BY QUARTERS**
**VOLKSWAGEN GROUP** (MILLION €)


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## OUTLOOK

The negative impact of the strong Euro, declining sales figures in important markets and upfront expenditures for new models, as well as the restructuring charge in Brazil, depressed the operating profit of the Volkswagen Group in the first nine months of the year.

With the launch of the Golf V as well as improving sales volumes from the new Touareg, Touran, Audi A3 and Audi A8 models and the new Transporter generation, we are expecting a stabilization in the remaining months of the year in operating business. Our steps to optimize the product costs and to limit investment expenditures contribute to this.

A cautious assessment of the changed economic framework – in particular developments in automotive and currency markets – will lead to a revaluation of capitalized upfront expenditures in the context of the full year accounts.

Taking these measures into account, the operating profit for 2003 will probably be just under half the level of the previous year.

## INVESTMENTS IN TANGIBLE ASSETS AND CASH FLOW IN THE AUTOMOTIVE DIVISION

Investments in tangible assets in the Automotive Division in the first nine months of 2003 totalled 4,617 million € (+ 6.4 %). A major part of the investment in tangible assets was again devoted to the expansion of the model range and the upgrading of manufacturing facilities. The focus was on the Golf-class models.

The cash flow of the Automotive Division in the reporting period decreased against the previous year by 22.3 % to 5,243 million €. As a result, total investments in the first nine months could not be financed in full from self-generated funds. However third quarter cash flow of 2,369 million € was a substantial 15.0 % up on the prior year period.

## RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

In the first nine months of 2003 research and development costs were 5.4 % up on the previous year's level. The capitalization ratio, which reflects the current status of individual development projects, was below the prior year at 53.0 (55.9) %.

## NET LIQUIDITY

The net liquidity of the Automotive Division on September 30, 2003, adjusted for the negative net liquidity of the financing and other companies arising in particular from intra-Group factoring, was again significantly positive at 2.5 billion € even in the light of high cash outflows prior to new model start-ups. Excluding that adjustment, net liquidity in the Automotive Division at the end of the reporting period was - 802 million €.

The additional capital requirement of the still expanding Financial Services Division increased the net debt in that segment relative to the end of September 2002 by 2.9 billion € to 41.2 billion €. The net liquidity of the Volkswagen Group at September 30, 2003 was - 42.0 billion €.

**RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION**

| | 1st - 3rd quarter | | |
|---|---|---|---|
| million € | 2003 | 2002 | % |
| Total research and development costs | 3,124 | 2,963 | + 5.4 |
| capitalized | 1,655 | 1,655 | - 0.1 |
| not capitalized | 1,469 | 1,308 | + 12.3 |
| Amortization of capitalized development costs | 900 | 722 | + 24.5 |
| **Research and development costs as per income statement** | **2,369** | **2,030** | **+ 16.7** |

## RATINGS

The Moody's Investors Service rating agency maintained its June 2003 negative outlook regarding the credit-standing of the Volkswagen Group (long-term: A1/short-term: P-1). Since July 2003, Standard & Poor's long-term credit rating for Volkswagen has been "A", and its short-term rating "A-1". The outlook is rated as "stable".

## INCREASED HEDGING OF CURRENCY FLOWS

The Volkswagen Group hedges the exchange rate risk of a portion of its future currency flows and currency flows not covered by local production facilities by means of foreign exchange forward contracts and foreign exchange options. Owing to the increasing uncertainty on currency markets, which has led to a substantial increase in the valuation of the Euro against the US Dollar, at present some two thirds of the expected currency flows in the high-volume US Dollar zone are hedged for 2004.

## FINANCIAL SERVICES DIVISION

The business of the Financial Services Division developed very positively in the first nine months of 2003. The number of finance, leasing and insurance contracts worldwide at the end of September increased relative to the prior year to 5.619 million (+ 5.2 %). The proportion of deliveries to customers which were financed and leased remained stable at 37.0 (37.8) %, based on consistently tight credit criteria and a growth in business resulting from promotional campaigns in 2002. The expansion of the direct banking business was successfully pursued. This is demonstrated by the increase in deposits in Volkswagen Bank *direct*, which rose by 18.1 % against December 31, 2002 to 6,630 million €. At September 30, 2003 the Financial Services Division thus represented some 43 % of Group total assets. The additional funding required was financed primarily from external capital, as is common in the industry.

The Europcar Group continually expanded its product range in the first nine months of 2003, achieving further growth in its car rental business despite difficult market conditions. The restructuring of the customer base, process optimization and cost-cutting measures implemented in the previous year all contributed to the positive development.

## EU CASE CONCLUDED

On September 18, 2003 the European Court of Justice rejected the appeal lodged by Volkswagen AG against the judgement of the European Court of First Instance in respect of alleged obstruction of exports. As a result, the obligation to pay a fine of 90 million € became legally binding. The payment has no effect on the Company's result, as appropriate provisions had been made.

In the dispute regarding reduction of investment grants to the Volkswagen plants in Mosel and Chemnitz, on September 30, 2003 the European Court of Justice rejected the linked appeals of Volkswagen AG, the State of Saxony and the German Federal Government. In 1994 the European Commission had approved grants for the refurbishment and extension of the plants totalling some 293 million €. In a second judgement, a further approximately 275 million € of grant aid was approved. Nevertheless the Commission rejected the application for additional funds totalling some 123 million €. The result of the Volkswagen Group was likewise unaffected by this judgement.

## FORMER CHAIRMAN OF THE BOARD OF MANAGEMENT PASSED AWAY

On September 3, 2003 the former Chairman of he Board of Management of Volkswagenwerk AG, Dr. Rudolf Leiding, passed away at the age of 88. As one of the pioneering influential figures in the Company's early days, he made a decisive and lasting contribution to the development of Volkswagenwerk. After having held several senior positions, Dr. Leiding was latterly Chairman of the Board of Management of Volkswagenwerk AG from 1971 to 1974. His commitment and devotion brought him great respect and esteem throughout the Company.

## CHANGES ON THE BOARD OF MANAGEMENT AND SUPERVISORY BOARD

At its meeting on September 5, 2003 the Supervisory Board assigned to Mr Hans Dieter Pötsch responsibility for the Controlling and Accounting function on the Board of Management, having previously appointed him as a member of the Board of Management with effect from January 1, 2003.

On October 10, 2003 the Wolfsburg District Court appointed Mr Jürgen Peters as a member of the Supervisory Board with effect from November 1, 2003. He succeeds Mr Klaus Zwickel, who has resigned his post on the Supervisory Board with effect from October 31, 2003.

## BUSINESS LINES

## MARKETS

The following analyses of key figures by business line and market relate to the figures before exceptional factors.

### SALES REVENUE AND OPERATING PROFIT BY BUSINESS LINE

The sales revenue of the Volkswagen Group of 64.1 billion € was 1.8 % down against the previous year, primarily because of negative effects of exchange rate movements and lower unit sales volumes. Revenue was boosted by the increasing proportion of higher-value vehicles in the total unit sales figure, the sustained effects of price adjustments and the growth of the Financial Services Division. As the sales revenues and operating profits of the Chinese joint venture companies consolidated at equity are not included in the Group figures, the expansion of business in the Chinese market increased revenue and operating profit only in respect of a higher level of component deliveries.

The operating profit before exceptional factors for the period January to September 2003 fell against the prior year by 50.2 % to 1,850 million €. The main reasons for the decline in the result were reduced unit volumes in key selling markets, negative effects of exchange rate movements, upfront expenditures for new models and higher levels of depreciation. The measures to improve product costs, alongside other cost-cutting programmes, were only partially able to offset those effects.

The Volkswagen brand group was again affected by the difficult volume and exchange rate situation. The result was additionally depressed by upfront expenditures for new models which were not yet generating any revenue, as well as by losses in Brazil. Consequently, despite continuous cost-cutting measures the operating profit of the Volkswagen brand group was significantly reduced. The Audi brand group increased its unit sales in spite of declining markets. Its operating profit almost matched that of the previous year, based on the major success of newly launched models and cost-cutting measures, though the unfavourable exchange rate situation also had a negative impact. The result from the commercial vehicles business in the reporting period was well down on the prior

**KEY FIGURES BY BUSINESS LINE FROM JANUARY 1 TO SEPTEMBER 30**

| | Unit sales[1] | | Sales revenue | | Operating profit | |
|---|---|---|---|---|---|---|
| **'000 units/million €** | **2003** | **2002** | **2003** | **2002** | **2003** | **2002** |
| Volkswagen brand group | 2,601 | 2,642 | 33,071 | 35,559 | 388 | 2,083 |
| Audi brand group | 915 | 891 | 19,391 | 18,934 | 814 | 860 |
| Commercial Vehicles | 189 | 199 | 3,564 | 3,439 | - 152 | 142 |
| Remaining companies[2] | | | 322 | 395 | 50 | 42 |
| Financial Services/Europcar | | | 7,764 | 6,942 | 750 | 587 |
| Business lines before exceptional factors | 3,705 | 3,731 | 64,112 | 65,269 | 1,850 | 3,714 |
| Restructuring in Brazil | | | | | - 120 | |
| **Volkswagen Group** | **3,705** | **3,731** | **64,112** | **65,269** | **1,730** | **3,714** |

[1] Each individual figure is rounded, so that minor discrepancies may arise from the addition of these amounts.

[2] Primarily Coordination Center Volkswagen S.A., Volkswagen International Finance N.V., Volkswagen Investments Ltd., Volkswagen Transport GmbH & Co. OHG, VW Kraftwerk GmbH, VOTEX GmbH, Volkswagen Immobilien, gedas group, VW Versicherungsvermittlungs-GmbH, Volkswagen Beteiligungs-Gesellschaft mbH.

**VOLKSWAGEN GROUP**

| | | | | | | |
|---|---|---|---|---|---|---|
| **DIVISION/ SEGMENT** | **AUTOMOTIVE DIVISION** | | | | **FINANCIAL SERVICES DIVISION** | |
| **BUSINESS LINE** | **Volkswagen brand group** | **Audi brand group** | **Commercial Vehicles** | **Remaining companies** | **Financial Services** | **Europcar** |
| **PRODUCT LINE/ BUSINESS FIELD** | VW Passenger Cars<br>Škoda<br>Bentley<br>Bugatti | Audi<br>SEAT<br>Lamborghini | | Financing<br>Services | Dealer and customer financing<br>Leasing<br>Insurance<br>Fleet business | Rental business |

year. The main reasons were the start-up of the new generation Multivan and Transporter as well as lower unit sales reflecting declining market volumes. In contrast, the Financial Services Division continued its positive trend and again improved its result.

## SALES REVENUE AND OPERATING PROFIT BY MARKET

In the period January to September 2003 the sales revenue of the Volkswagen Group in Europe/Rest of the World was higher than the previous year, with the increased proportion of higher-value vehicles compensating for the decline in unit sales. In North America and South America/South Africa, sales were clearly down on the previous year's levels. The key factor, alongside the decline in volumes, was the depreciation of the key currencies in those markets. The strong growth in sales in Asia-Pacific resulted primarily from increased component deliveries by Volkswagen AG and AUDI AG to the joint venture companies in China. In Europe there was a general market decline, which negatively affected business development of the Volkswagen Group. Consequently, operating profit in Europe/Rest of the World fell, primarily due to lower unit sales and upfront expenditures for new models. Profits were also impacted by negative exchange rate movements, in respect of the British Pound in particular. Group profits in North America in 2003 were small. The main reasons for the decline in profit were unfavourable exchange rates, increased marketing costs and a fall in unit sales relative to financial 2002. In South America, the difficult economic situation in Brazil has not improved. Consequently, a loss was again reported. In Asia-Pacific, operating profit was above the previous year's level. The key factor was an improvement based on higher volumes in the business in China, though the result was depressed by exchange rate movements in the other markets.

### KEY FIGURES BY MARKET FROM JANUARY 1 TO SEPTEMBER 30

| million € | Sales revenue 2003 | Sales revenue 2002 | Operating profit 2003 | Operating profit 2002 |
|---|---|---|---|---|
| Europe/Rest of the World | 45,771 | 45,126 | 1,705 | 2,440 |
| North America | 10,834 | 13,279 | 9 | 1,177 |
| South America/South Africa | 2,831 | 3,390 | - 231 | - 250 |
| Asia-Pacific* | 4,676 | 3,474 | 367 | 347 |
| Markets before exceptional factors | 64,112 | 65,269 | 1,850 | 3,714 |
| Restructuring in Brazil | | | - 120 | |
| **Volkswagen Group*** | **64,112** | **65,269** | **1,730** | **3,714** |

* The sales revenue and operating profits of the joint venture companies in China are not included in the figures for the Group and the Asia-Pacific market, as these companies are consolidated at equity. The Chinese companies reported an operating profit (pro rata) of 466 (389) million €.

**INCOME STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO SEPTEMBER 30**

| | Volkswagen Group | | Automotive[1] | | Financial Services | |
|---|---|---|---|---|---|---|
| *million €* | *2003* | *2002* | *2003* | *2002* | *2003* | *2002* |
| **Sales revenue[2]** | **64,112** | **65,269** | **56,348** | **58,327** | **7,764** | **6,942** |
| Cost of sales[2] | 56,567 | 55,380 | 49,451 | 49,087 | 7,116 | 6,293 |
| **Gross profit of Automotive Division** | **7,545** | **9,889** | **6,897** | **9,240** | **648** | **649** |
| **Gross profit of Financial Services Division** | **956** | **940** | **- 223[3]** | **- 174[3]** | **1,179[4]** | **1,114[4]** |
| Distribution costs | 5,434 | 5,386 | 4,976 | 4,930 | 458 | 456 |
| General administrative expenses | 1,676 | 1,596 | 1,189 | 1,113 | 487 | 483 |
| Other operating result | 339 | - 133 | 471 | 104 | - 132 | - 237 |
| **Operating profit** | **1,730** | **3,714** | **980** | **3,127** | **750** | **587** |
| Financial result | - 352 | - 740 | - 366 | - 751 | 14 | 11 |
| **Profit before tax** | **1,378** | **2,974** | **614** | **2,376** | **764** | **598** |
| Taxes on income | 565 | 1,132 | 270 | 910 | 295 | 222 |
| **Profit after tax** | **813** | **1,842** | **344** | **1,466** | **469** | **376** |

**INCOME STATEMENT BY DIVISION FOR THE PERIOD FROM JULY 1 TO SEPTEMBER 30**

| | Volkswagen Group | | Automotive[1] | | Financial Services | |
|---|---|---|---|---|---|---|
| million € | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 |
| **Sales revenue[2]** | **21,281** | **21,209** | **18,569** | **18,781** | **2,712** | **2,428** |
| Cost of sales[2] | 18,703 | 18,001 | 16,233 | 15,848 | 2,470 | 2,153 |
| **Gross profit of Automotive Division** | **2,578** | **3,208** | **2,336** | **2,933** | **242** | **275** |
| **Gross profit of Financial Services Division** | **321** | **291** | **- 80[3]** | **- 67[3]** | **401[4]** | **358[4]** |
| Distribution costs | 1,820 | 1,748 | 1,675 | 1,595 | 145 | 153 |
| General administrative expenses | 548 | 512 | 390 | 364 | 158 | 148 |
| Other operating result | - 21 | - 57 | 16 | 35 | - 37 | - 92 |
| **Operating profit** | **510** | **1,182** | **207** | **942** | **303** | **240** |
| Financial result | - 142 | - 471 | - 152 | - 452 | 10 | - 19 |
| **Profit before tax** | **368** | **711** | **55** | **490** | **313** | **221** |
| Taxes on income | 151 | 272 | 43 | 188 | 108 | 84 |
| **Profit after tax** | **217** | **439** | **12** | **302** | **205** | **137** |

1) Including allocation of the consolidation items between the Automotive and Financial Services divisions.
2) Income and expenses from operating leases of the Financial Services Division are included in the sales revenue and cost of sales.
3) Primarily consolidation of finance cost subsidies.
4) Primarily interest income/expenses from dealer and customer finance agreements, direct banking business and finance leases.

## BALANCE SHEET BY DIVISION AS AT SEPTEMBER 30, 2003 AND DECEMBER 31, 2002

| | Volkswagen Group | | Automotive[1] | | Financial Services | |
|---|---|---|---|---|---|---|
| million € | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 |
| Non-current assets | 36,067 | 34,563 | 35,501 | 34,166 | 566 | 397 |
| Leasing and rental assets | 8,595 | 8,445 | 217 | 163 | 8,378 | 8,282 |
| Current assets[2) 3)] | 75,037 | 65,888 | 32,250 | 25,187 | 42,787 | 40,701 |
| **Total assets** | **119,699** | **108,896** | **67,968** | **59,516** | **51,731** | **49,380** |
| Capital and reserves | 24,612 | 24,634 | 20,285 | 20,865 | 4,327 | 3,769 |
| Minority interests | 50 | 57 | 50 | 57 | – | – |
| Provisions[2] | 25,818 | 24,907 | 24,066 | 23,170 | 1,752 | 1,737 |
| Liabilities[3] | 69,219 | 59,298 | 23,567 | 15,424 | 45,652 | 43,874 |
| **Total capital** | **119,699** | **108,896** | **67,968** | **59,516** | **51,731** | **49,380** |

1) Including allocation of the consolidation items between the Automotive and Financial Services divisions, primarily intra-Group loans.
2) Including deferred taxes.
3) Including prepayments and deferred charges and deferred income.

## CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY OF THE VOLKSWAGEN GROUP

| million € | Subscribed capital | Captial reserve | Revenue reserves | of which currency adjustment* | of which reserve for cash flow hedges* | Accumulated profits | Total |
|---|---|---|---|---|---|---|---|
| **at January 1, 2002** | **1,087** | **4,415** | **14,546** | **(- 72)** | **(- 113)** | **3,947** | **23,995** |
| Capital increase | 2 | 36 | – | – | – | – | 38 |
| Net profit for the period | – | – | – | – | – | 1,842 | 1,842 |
| Allocation to reserves | – | – | 197 | – | – | - 197 | – |
| Dividend payments | – | – | – | – | – | - 503 | - 503 |
| Other changes | – | – | - 1,209 | (- 1,174) | (- 33) | 138 | - 1,071 |
| **at September 30, 2002** | **1,089** | **4,451** | **13,534** | **(- 1,246)** | **(- 146)** | **5,227** | **24,301** |
| | | | | | | | |
| **at January 1, 2003** | **1,089** | **4,451** | **13,905** | **(- 1,489)** | **(- 189)** | **5,189** | **24,634** |
| Capital increase | – | – | – | – | – | – | – |
| Net profit for the period | – | – | – | – | – | 813 | 813 |
| Allocation to reserves | – | – | 390 | – | – | - 390 | – |
| Dividend payments | – | – | – | – | – | - 516 | - 516 |
| Other changes | – | – | - 183 | (- 370) | (215) | - 136 | - 319 |
| **at September 30, 2003** | **1,089** | **4,451** | **14,112** | **(- 1,859)** | **(26)** | **4,960** | **24,612** |

* The "of which" items are shown in brackets.

## CASH FLOW STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO SEPTEMBER 30

| million € | Volkswagen Group 2003 | Volkswagen Group 2002 | Automotive[1] 2003 | Automotive[1] 2002 | Financial Services 2003 | Financial Services 2002 |
|---|---|---|---|---|---|---|
| Profit before tax | 1,378 | 2,974 | 614 | 2,376 | 764 | 598 |
| Income taxes paid | - 554 | - 828 | - 301 | - 544 | - 253 | - 284 |
| Depreciation | 5,645 | 5,202 | 4,545 | 4,183 | 1,100 | 1,019 |
| Change in pension provisions | 218 | 299 | 212 | 293 | 6 | 6 |
| Other expenses/income not affecting cash flow[2] | - 338 | - 87 | - 343 | - 155 | 5 | 68 |
| **Gross cash flow** | **6,349** | **7,560** | **4,727** | **6,153** | **1,622** | **1,407** |
| ***Change in working capital*** | **651** | **791** | **516** | **595** | **135** | **196** |
| Change in inventories | - 1,693 | - 878 | - 1,619 | - 887 | - 74 | 9 |
| Change in receivables | - 739 | - 1,067 | - 628 | - 870 | - 111 | - 197 |
| Change in liabilities | 2,500 | 2,252 | 2,190 | 1,905 | 310 | 347 |
| Change in other provisions | 583 | 484 | 573 | 447 | 10 | 37 |
| **Cash flows from operating activities** | **7,000** | **8,351** | **5,243**[3] | **6,748**[3] | **1,757** | **1,603** |
| **Cash flows from investing activities** | **- 11,060** | **- 11,206** | **- 6,315** | **- 6,130** | **- 4,745** | **- 5,076** |
| of which: Investments in tangible and other intagible assets | - 4,693 | - 4,388 | - 4,617 | - 4,339 | - 76 | - 49 |
| Development costs (capitalized) | - 1,655 | - 1,655 | - 1,655 | - 1,655 | - | – |
| **Net cash flow** | **- 4,060** | **- 2,855** | **- 1,072** | **618** | **- 2,988** | **- 3,473** |
| | | | | | | |
| Change in investments in securities | 369 | - 216 | 370 | - 201 | - 1 | - 15 |
| Cash flows from financing acitivities | 8,249 | 3,547 | 5,221 | - 928 | 3,028 | 4,475 |
| Cash flows from changes in exchange rates and to the scope of consolidation | - 59 | - 115 | - 53 | - 88 | - 6 | - 27 |
| **Change in cash and cash equivalents** | **4,499** | **361** | **4,466** | **- 599** | **33** | **960** |
| | | | | | | |
| **Cash and cash equivalents at September 30**[4] | **7,486** | **4,646** | **6,704** | **2,840** | **782** | **1,806** |
| Securities and loans | 3,881 | 4,907 | 3,563 | 4,411 | 318 | 496 |
| **Gross liquidity** | **11,367** | **9,553** | **10,267** | **7,251** | **1,100** | **2,302** |
| Total third-party borrowings | - 53,332 | - 45,302 | - 11,069 | - 4,762 | - 42,263 | - 40,540 |
| **Net liquidity at September 30** | **- 41,965** | **- 35,749** | **- 802** | **2,489** | **- 41,163** | **- 38,238** |
| For information purposes: at January 1 | - 38,778 | - 33,928 | 459 | 2,701 | - 39,237 | - 36,629 |
| Adjustments for the negative net liquidity of financing and other companies | | | 3,277 | 4,528 | | |
| **Net liquiditiy in the core automotive business at September 30** | | | **2,475** | **7,017** | | |

[1] Including allocation of the consolidation items between the Automotive and Financial Services divisions.
[2] Primarily valuation of financial instruments at market value and valuation of investments at equity.
[3] Before consolidation of intra-Group relationships 5,422 (6,666) million €.
[4] Cash and cash equivalents comprise cash at banks, cheques, cash on hand and funds payable at any time.

## ACCOUNTING TO INTERNATIONAL ACCOUNTING STANDARDS (IAS)

Volkswagen AG has made use of the option of exemption from the obligation to draw up consolidated financial statements in accordance with German commercial law as laid down in Section 292a of the German Commercial Code (HGB) and has prepared consolidated financial statements conforming to the International Accounting Standards (IAS) published by the International Accounting Standards Board (IASB) and the interpretations of the Standing Interpretations Committee (SIC). Accordingly, this Interim Report to September 30, 2003 was likewise prepared in conformance to IAS 34. The interim consolidated financial statements are unaudited.

## ACCOUNTING AND VALUATION METHODS

In the preparation of the interim financial statements and the presentation of the prior year comparatives the same consolidation principles and accounting and valuation methods were used as for the 2002 consolidated financial statements. A detailed description of the methods applied is published in the notes to our Annual Report 2002. It can also be accessed on the Internet at www.volkswagen-ir.de. In the event of changes in classification the prior year comparatives were adjusted accordingly.

## SCOPE OF CONSOLIDATION

In addition to Volkswagen AG, the consolidated Group companies comprise all major companies in Germany and abroad of which Volkswagen AG is able, directly or indirectly, to control the financial and commercial policies in such a way that the companies of the Group draw benefit from the said companies (subsidiaries). In the third quarter of 2003 there were no changes of note in the scope of consolidation.

## CASH FLOW STATEMENT

The cash flow statement presents the cash inflows and outflows in the Volkswagen Group and in the Automotive and Financial Services divisions. Cash and cash equivalents comprise cash at banks, cheques, cash on hand and funds payable at any time. The net liquidity is presented on page 11 of this report.

## MATTERS OF SPECIAL NOTE

No matters of special note occurred after the end of the first nine months of 2003.

**VOLKSWAGEN AKTIENGESELLSCHAFT**
The Board of Management
Wolfsburg, October 2003



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